Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

March 5, 2019

BY COURIER AND EDGAR

Office of Healthcare and Insurance

Division of Corporation Finance
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald E. Field

Dietrich King

William Demarest

Yolanda Trotter

Re:                             NextCure, Inc.

Draft Registration Statement on Form S-1

Submitted January 30, 2019

CIK No. 0001661059

Ladies and Gentlemen:

On behalf of NextCure, Inc. (the “Company”), this letter is in response to your letter dated February 22, 2019 (the “Comment Letter”), to Michael Richman, relating to the Company’s confidential draft registration statement on Form S-1 (the “Draft Registration Statement”), as submitted to the Securities and Exchange Commission (the “Commission”) on January 30, 2019. The Company is concurrently submitting Amendment #1 to the Draft Registration Statement on EDGAR (“Amendment #1”). For the convenience of the Staff, we are supplementally providing a copy of Amendment #1 marked to show changes from the Draft Registration Statement.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Overview, page 1

1.              Please tell us the basis for your belief that your product candidates will be “first-in-class,” alternatively, please delete these references.

The Company acknowledges that it refers to its lead product candidate, NC318, as “first-in-class” and respectfully advises the Staff that NC318 is the first monoclonal antibody targeting the immunomodulatory receptor Siglec-15 (“S15”). The immunomodulatory effects of S15 were discovered by the Company’s scientific founder in 2015 and, based on literature searches and industry knowledge, the Company is not aware of any other product candidates currently in either preclinical or clinical development by a third party that target S15 in oncology. The Company

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also notes that the Food and Drug Administration’s Center for Drug Evaluation and Research has defined “first-in-class” drugs to include, for example, those that use a new and unique mechanism of action for treating a medical condition. As such, the Company respectfully submits that the use of “first-in-class” as a description of NC318 is accurate.

Additionally, the Company respectfully advises the Staff that the reference to “first-in-class” in its disclosure regarding the Company’s commitment to discovering and developing novel, first-in-class immunomedicines is part of an articulation of the Company’s mission rather than a blanket statement of fact about the nature of all of the Company’s current or future discovery programs and product candidates. The Company believes that this mission statement is central to an understanding of the Company, its philosophy and its intentions and is therefore material to investors.

2.              Please revise the third paragraph on page 1 of the prospectus summary to clarify whether or not NC318 or NC410 were developed based upon a target identified from your FIND-IO platform. In this regard, we note your disclosure on page 21 that you have not yet initiated or completed a clinical trial of any product candidates for a target identified from your FIND-IO platform.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 83 of Amendment #1.

Our Pipeline, page 2

3.              Regarding the table on page 2, please tell us why you believe it is appropriate to present to investors information about your discovery and research programs in the same tabular format that you use to present information about your product candidates. Please address in your response why, if true, you believe including your discovery and research programs in the table is material to investors.

The Company respectfully advises the Staff that it believes presentation of information about its discovery and research programs in the tabular format used on page 2 is important to convey a complete and accurate understanding of the Company’s strategy, programs and value. The Company’s discovery and research efforts are important to the articulation of the Company’s operations and accordingly are important considerations for investors. These efforts are so central to the Company’s mission that they are highlighted in the lead sentence to the prospectus summary, and the FIND-IO platform is so important to the Company that it is mentioned in the prospectus summary even before the Company’s product candidates are discussed. These activities are not remote possibilities that could lead to hypothetical value, but ongoing efforts that play a central role in the Company’s operations. More than 75% of the Company’s employees are engaged in research and development efforts, and the FIND-IO platform forms the basis of the Company’s collaboration with Eli Lilly and Company in connection with which the Company recently received a $25.0 million upfront payment and an equity investment of $15 million, is entitled to quarterly research and development support payments, and could be entitled to significant option exercise and milestone payments. The potential value to the Company from the early stage development of these collaboration product candidates makes disclosure of these programs material to an understanding of the Company’s near-term value and financial condition. By omitting the Company’s discovery and research initiatives and the FIND-IO platform from the tabular disclosure, the Company believes that it would be presenting investors with an incomplete picture of the Company and its operations that would improperly focus investors solely on the Company’s product candidates to the exclusion of critical pieces of the Company’s identity.

Companies in the biopharmaceutical industry regularly include graphical presentations such as these because they provide investors with a highly readable presentation of the companies’ plans. While the Company recognizes that the Staff has in the past questioned the inclusion of pre-clinical information in graphics of this type, the Company believes that its disclosure can be easily distinguished from graphical representations that the Staff has raised issues with in other instances. First, in recognition of the fact that the Company’s discovery and research programs differ in character from its product candidates, the Company has broken the table into distinct, separately captioned portions that expressly delineate the Company’s product candidates from these initiatives. We do not believe that investors will be confused about the status of these programs or that they are differentiated from individual product candidates. Second, the presentation of this information is unlike the inclusion by some companies in their draft registration statements of tabular disclosure of individual preclinical compounds lacking specified targets. We understand that in other circumstances the Staff has questioned whether the absence of a specified indication, target cell, or target pathway, or disclosure that candidates are in the preclinical or discovery phases, evinces a lack of maturity or remote value. However, we respectfully note that those circumstances generally are with respect to graphical presentations of specific programs. On the other hand, the Company’s tabular disclosure relates to its discovery and research efforts more generally and reflects that those efforts cover multiple preclinical programs in immune cells and that the FIND-IO platform is being used in ongoing discovery in multiple cell types. This presentation provides investors in graphical form with the information that the Company maintains a robust focus on preclinical immune cell programs and that the FIND-IO platform is actively engaged in discovery. The arrows aim to the right to indicate that these efforts are intended to lead toward later stage development, as confirmed by the milestone disclosures associated with these rows, which are intended to provide guidance to investors on the Company’s expectations as to when the first product candidates arising from these initiatives could enter clinical development. As any such candidates reach the appropriate level of development, to the extent the Company continues to use this type of graphical presentation and to the extent then material to an investor, it would add those candidates to the product candidate portion of the graphic, but would not remove the discovery and research items, as the Company expects its discovery and research efforts to continue to be ongoing.

Implications of Being an Emerging Growth Company, page 6

4.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the Staff with any written communications that are presented to investors in reliance on Section 5(d) of the Securities Act.

Our amended and restated certificate of incorporation, page 62

5.              Please reconcile the inconsistencies between your disclosure here and the disclosure regarding your exclusive forum provision in the Choice of Forum section on page 154. Please note that we may have additional comments upon review of your revised disclosure and associated organizational documents.

In response to the Staff’s comment, the Company has revised its disclosure on page 155 of Amendment #1.

Stock-Based Compensation, page 79

6.              We note your disclosure, on page 80, concerning common stock valuations. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the additional requested information once the estimated offering price or range has been determined.

Our FIND-IO Discovery Engine, page 99

7.              We note your disclosure in the first paragraph that this platform allows you to identify proteins that can be targeted with novel immunomedicines to repair and maintain antitumor immunity. Please revise to clarify if any of your research programs are directed at any proteins that have been identified using your FIND-IO platform.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 83 and 100 of Amendment #1.

License Agreement with Yale, page 101

8.              We note your disclosure that you are obligated to pay Yale low single-digit royalties on sales of products that are either covered by the patents licensed under the agreement or arise out of Dr. Chen’s laboratory, subject to a modest “minimum annual royalty payment.” We also note that until you are required to pay royalties under the agreement, you must pay Yale an “annual license maintenance fee.” Please revise your description of respective payments to disclose a general range for the payments.

In response to the Staff’s comment, the Company has revised its disclosure on pages 73, 103, 143 and F-27 of Amendment #1.

Research and Development Collaboration with Lilly, page 102

9.              We note that Lilly may be required to pay you support, option exercise and milestone payments and that you have disclosed an aggregate amount for all three payments. Please revise your descriptions of the quarterly research and development support and option exercise payments to disclose a general range for the respective payments.

The Company respectfully advises the Staff that amounts of the quarterly research and development support and option exercise payments constitute sensitive commercial or financial information of the Company that would cause the Company substantial competitive harm if disclosed, are not otherwise publicly available, and are the subject of a pending request for confidential treatment under the Freedom of Information Act pursuant to the provisions of Rule 406 of the Securities Act and the Division of Corporate Finance Staff Legal Bulletin No. 1.

The Company believes that the general range of these amounts similarly constitute sensitive commercial or financial information. In the pharmaceutical and biotechnology industries, financial terms such as research and development support and option exercise payments are customarily redacted from public filings of commercial agreements because of the value the information conveyed by such provisions can provide to a company’s competitors and current and potential commercial partners. Disclosure could reveal the competitive and negotiating positions of the Company and Eli Lilly and Company and could harm both sides in future negotiations for similar agreements. The Company believes that disclosure of a general range for the research and development support and option exercise payments would not be material to informed investment decisions with respect to the benefits of the agreement with Lilly, and that investors are able to understand the overall financial structure and potential value of the agreement with Lilly from the redacted version that is being confidentially submitted to the Commission and related disclosure in the Draft Registration Statement.

General

10.       Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will provide the Staff with mockups of all pages that include any additional pictures or graphics to be presented, including any accompanying captions, that it intends to use with sufficient time for the Staff to complete its review.

11.       We note you have filed certain exhibits pursuant to a request for confidential treatment. We will provide any comments we have on your application for confidential treatment under separate cover.

The Company respectfully acknowledges the Staff’s comment.

*              *              *

The Company respectfully requests the Staff’s assistance in completing the review of the Draft Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778 or J. Nicholas Hoover at (410) 659-2790. We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner
William I. Intner

cc:   Michael Richman, CEO, NextCure, Inc.

Steven P. Cobourn, CFO, NextCure, Inc.

Asher M. Rubin, Hogan Lovells US LLP

J. Nicholas Hoover, Hogan Lovells US LLP

Divakar Gupta, Cooley LLP

Brent B. Siler, Cooley LLP

Joshua A. Kaufman, Cooley LLP

Madison A. Jones, Cooley LLP

Rene Salas, Ernst & Young LLP